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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR - 3 2003

181

SEC FILE NUMBER

8- 22911

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2002</u> AND ENDING <u>December 31, 2002</u>
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D & R FINANCIAL CORPORATION

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

<u>6024 MEDICINE LAKE ROAD</u>
                                    (No. and Street)

<u>MINNEAPOLIS</u>   <u>MINNESOTA</u>   <u>55422</u>
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
<u>Darryl P. Ekstrom</u>   <u>(763) 544-8936</u>
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

<u>Jeffery J. Tempas, CPA</u>
                        (Name – if individual, state last, first, middle name)

<u>5961 S. Middlefield Rd., Ste 100</u> <u>Littleton</u>   <u>Colorado</u>   <u>80123</u>
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 4 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Darryl P. Ekstrom _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__D & R FINANCIAL CORPORATION_____ , as

of __December 31_____, 2002____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

DANIEL JAMES MONTAGUE
NOTARY PUBLIC · MINNESOTA
My Commission Expires Jan. 31, 2006

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's supplementary report on internal control procedures.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S

JEFFERY J. TEMPAS, CPA

5961 SOUTH MIDDLEFIELD ROAD, SUITE 100
LITTLETON, COLORADO 80123
(303) 798-3991 - PHONE
(303) 798-2760 - FAX

INDEPENDENT AUDITOR'S REPORT

Board of Directors
D & R Financial Corporation
Minneapolis, Minnesota

I have audited the accompanying statement of financial condition of D & R FINANCIAL CORPORATION as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D & R FINANCIAL CORPORATION as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jeffery J. Tempas, CPA

February 8, 2003

[1]

D & R FINANCIAL CORPORATION

Statement of Financial Condition
December 31, 2002

ASSETS

Cash	$ 42,910
Certificate of deposit	10,000
Investment securities	3,300
Other accounts receivable	422
Prepaid expense	1,775
	$ 58,407
	========

LIABILITIES AND STOCKHOLDER'S EQUITY

Commissions payable		$ 15,625
Due to affiliate		17,500
Common stock - $1 par value (authorized -		
25,000 shares; issued - 2,940 shares)	$ 2,940	
Additional paid-in capital	7,060	
Retained earnings	15,282	25,282
		$ 58,407
		========

See accompanying notes to financial statements.

[2]

D & R FINANCIAL CORPORATION

Statement of Operations
Year Ended December 31, 2002

REVENUES
  Commissions $ 108,510
  Interest   175

                                                  108,685

EXPENSES
  Commissions   49,841
  Professional fees   7,225
  Regulatory fees   2,011
  Administrative fee (Note 4)   48,000
  Miscellaneous   420
                                                  107,497

NET INCOME $ 1,188
                                                 =======

See accompanying notes to financial statements.

D & R FINANCIAL CORPORATION

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2001	$ 2,940	$ 7,060	$14,094	$ 24,094
Net income	-	-	1,188	1,188
Balances, December 31, 2002	$ 2,940	$ 7,060	$15,282	$ 25,282
	======	======	======	=======

See accompanying notes to financial statements.

D & R FINANCIAL CORPORATION

Statement of Cash Flows
Year Ended December 31, 2002

OPERATING ACTIVITIES
  Net income $ 1,188
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities:
    Decrease in other accounts receivable   231
    Decrease in prepaid expense   330
    Increase in commissions payable   15,625
    Increase in due to affiliate   17,500

      Net cash provided by operating activities - increase in cash   34,874

CASH
  Beginning of year   8,036

  End of year $ 42,910
                                                                         =======

See accompanying notes to financial statements.

[5]

D & R FINANCIAL CORPORATION

Notes to Financial Statements
December 31, 2002

1. Summary of Significant Accounting Policies

The Company is a securities broker-dealer. Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. Commission income and expense related to securities transactions executed but not settled was not significant.

Securities owned by the Company (Nasdaq warrants) are recorded at cost, which approximates market value.

The Company has elected to be treated as an S Corporation for income tax purposes. Therefore, there is no provision for income taxes.

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Exemption

The Company does not hold customer securities or perform custodial functions relating to customer accounts; and therefore is exempt from the possession and control requirements of Rule 15c3-3 under the provisions of Rule 15c3-3 Paragraph K(2)(i).

3. Net Capital Requirements

The Company is subject to the Securities and Exchange commission's uniform net capital rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2002, the Company had net capital of $19,785, which exceeded the minimum capital requirement by $14,785 and the ratio of aggregate indebtedness to net capital was 1.674 to 1.

4. Related Party Transactions

The Company shares office space with affiliated companies; total charges for administrative services from one affiliated company were $48,000 in 2002. In addition, the Company reimburses the affiliated company for actual expenses incurred on behalf of the Company (none incurred in 2002).

SUPPLEMENTARY INFORMATION

D & R FINANCIAL CORPORATION

Computation of Net Capital, Minimum Net Capital
Requirement, and Aggregate Indebtedness
December 31, 2002

NET CAPITAL
  Stockholder's equity $ 25,282
  Deductions:

NET CAPITAL		
Stockholder's equity		$ 25,282
Deductions:		
Investment securities	$ 3,300	
Other accounts receivable	422	
Prepaid expense	1,775	5,497
Net capital		$ 19,785
		=======
COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 5,000
		=======
Excess net capital		$ 14,785
		=======
AGGREGATE INDEBTEDNESS		
Commissions payable		$ 15,625
Due to affiliate		17,500
Total aggregate indebtedness		$ 33,125
		=======
Ratio: Aggregate indebtedness to net capital		1.674 to 1
		==========

There were no material variances between this computation of net capital and
the Registrant's computation filed with Part IIA Form X-17A-5. Accordingly, no
reconciliation is necessary.

See accompanying notes to financial statements
and independent auditor's report - supplementary information.

[7]

JEFFERY J. TEMPAS, CPA
5961 SOUTH MIDDLEFIELD ROAD, SUITE 100
LITTLETON, COLORADO 80123
(303) 798-3991 - PHONE
(303) 798-2760 - FAX

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

Board of Directors and Shareholder
D & R Financial Corporation
Minneapolis, Minnesota

In planning and performing my audit of the financial statements and supplementary
information of D & R FINANCIAL CORPORATION (the Company) for the year ended
December 31, 2002, I considered its internal control, including control activities
for safeguarding securities, in order to determine my auditing procedures for the
purpose of expressing my opinion on the financial statements and not to provide
assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I
have made a study of the practices and procedures followed by the Company including
tests of such practices and procedures that I considered relevant to the objectives
stated in Rule 17a-5(g) in making the periodic computations of aggregate
indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance
with the exemptive provisions of Rule 15c3-3. Because the Company does not carry
securities accounts for customers or perform custodial functions relating to
customer securities, I did not review the practices and procedures followed by the
Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and
   comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under
   Section 8 of Federal Reserve Regulation T of the Board of Governors of the
   Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an
internal control and the practices and procedures referred to in the preceding
paragraph. In fulfilling this responsibility, estimates and judgments by
management are required to assess the expected benefits and related costs of
controls and of the practices and procedures referred to in the preceding paragraph
and to assess whether those practices and procedures can be expected to achieve the
SEC's above mentioned objectives. Two of the objectives of internal control and
the practices and procedures are to provide management with reasonable, but not
absolute, assurance that assets for which the Company has responsibility are
safeguarded against loss from unauthorized use or disposition and that transactions
are executed in accordance with management's authorization and recorded properly to
permit the preparation of financial statements in accordance with generally
accepted accounting principles. Rule 17a-5(g) lists additional objectives of the
practices and procedures listed in the preceding paragraph.

(Continued)

[8]

Board of Directors and Shareholder
D & R Financial Corporation

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

In addition. my review indicated that D & R FINANCIAL CORPORATION was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2002, and no facts came to my attention to indicate that such conditions had not been complied with during the period.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 8, 2003

[9]